                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1/A)*

                               Critical Path, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)
                                   22674V 10 0
                        ---------------------------------
                                 (CUSIP Number)

                                Adam M. Fox, Esq.
                                   Dechert LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 698-3500
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 16, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                     Page 1 of 8 sequentially numbered pages

                                  SCHEDULE 13D

----------------------------                                                                ---------------------------
CUSIP NO.  22674V 10 0                                                                               PAGE 2 OF 8 PAGES
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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
           -----------------------------------------------------------------------------------------------------------

           PETER KELLNER
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                            (a) [  ]
                                                                                                          (b) [X]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS (See Instructions)

           WC, PF
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    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                [  ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
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                                    7    SOLE VOTING POWER                   2,387,125

                                  -------------------------------------------------------------------------------------
        Number of Shares            8    SHARED VOTING POWER                 0
     Beneficially Owned by
         Each Reporting           -------------------------------------------------------------------------------------
          Person with               9    SOLE DISPOSITIVE POWER              2,387,125

                                  -------------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER            0

-----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                             2,387,125
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   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)               [  ]

-----------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                             10.61%
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   14      TYPE OF REPORTING PERSON (See Instructions)
                                                                                IN
-----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                                                                ---------------------------
CUSIP NO.  22674V 10 0                                                                               PAGE 3 OF 8 PAGES
-----------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           RICHMOND I, LLC
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                            (a) [  ]
                                                                                                          (b) [X]
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    3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC
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    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                [  ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-----------------------------------------------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER                   696,056

                                  -------------------------------------------------------------------------------------
        Number of Shares            8    SHARED VOTING POWER                 0
     Beneficially Owned by
         Each Reporting           -------------------------------------------------------------------------------------
          Person with               9    SOLE DISPOSITIVE POWER              696,056

-----------------------------------------------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER            0

-----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     696,056
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   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)               [  ]

-----------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                             3.25%
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   14      TYPE OF REPORTING PERSON (See Instructions)
                                                                              PN
-----------------------------------------------------------------------------------------------------------------------

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                                                                ---------------------------
CUSIP NO.  22674V 10 0                                                                               PAGE 4 OF 8 PAGES
-----------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           RICHMOND III, LLC
-----------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                            (a) [  ]
                                                                                                          (b) [X]
-----------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC
-----------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [  ]

-----------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-----------------------------------------------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER                   1,114,866

                                  -------------------------------------------------------------------------------------
       Number of Shares             8    SHARED VOTING POWER                 0
    Beneficially Owned by
        Each Reporting            -------------------------------------------------------------------------------------
         Person with                9    SOLE DISPOSITIVE POWER              1,114,866

                                  -------------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER            0

-----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                             1,114,866
-----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [  ]

-----------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                             4.95%
-----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
                                                                             PN
-----------------------------------------------------------------------------------------------------------------------

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                  This Amendment No. 1/A to Schedule 13D (this "Amendment No.
1/A") should be read in conjunction with the Schedule 13D filed with the
Securities and Exchange Commission on February 4, 2004 (the "Original Schedule
13D") by Peter Kellner ("Mr. Kellner") and Richmond I, LLC, a Delaware limited liability company ("Richmond I"), relating to the shares of common stock, par value $0.001 per share, of Critical Path, Inc., a Delaware corporation (the
"Company") and Amendment No. 1 to the Original Schedule 13D filed with the
Securities and Exchange Commission on June 13, 2005 ("Amendment No. 1") by Mr.
Kellner, Richmond I and Richmond III, LLC, a Delaware limited liability company
("Richmond III" and, collectively with Mr. Kellner and Richmond I, the
"Reporting Persons"). This Amendment No. 1/A amends Items 2, 3, 5 and 7 of the
Original Schedule 13D and replaces Amendment No. 1 in its entirety to add a new party, Richmond III and to report purchases by the Reporting Persons that have not been previously reported. The transactions disclosed in Amendment No. 1 are being reported in a new Amendment No. 4 to the Original Schedule 13D being filed concurrently herewith.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a), (b) Peter Kellner
                           c/o Richmond Management, LLC
                           645 Madison Avenue, 20th Floor
                           New York, New York  10022

                  (c)      Mr. Kellner's principal occupation is to act as a
private investor. Richmond I and Richmond III each is a Delaware limited liability company, and its principal business is that of a private investment limited liability company. Mr. Kellner has voting and dispositive power over
Richmond I and Richmond III.

                  (d), (e) During the last five years, the Reporting Persons (i)
have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Kellner is a citizen of the United States of
America. Richmond I and Richmond III each is a Delaware limited liability company.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

                  The shares of Common Stock beneficially owned by the Reporting
Persons have been acquired for investment purposes from Mr. Kellner's personal funds or from Richmond I's or Richmond III's working capital. The Preferred
Shares beneficially owned by the Reporting Persons have been acquired for investment purposes from Richmond III's working capital.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b) Based on the Company's Quarterly Report on Form
10-Q filed with the Securities and Exchange Commission on May 10, 2004, there were 21,388,848 shares of Common Stock issued and outstanding as of April 30,
2004.

                  Mr. Kellner beneficially owns 2,387,125 shares of Common Stock individually, representing approximately 10.61% of the fully diluted outstanding shares of Common Stock, of which 696,056 and 1,114,866 shares of Common Stock are beneficially owned by Richmond I and Richmond III, respectively, representing approximately 3.25% and 4.95%, respectively, of the fully diluted outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Richmond III are issuable upon conversion of shares of Series E convertible preferred stock of the Company (which, for reporting purposes, excludes any shares of Common Stock issuable upon conversion of Series E convertible preferred stock attributable to the accretion of dividends on such shares of Series E convertible preferred stock). The Reporting Persons have sole voting and dispositive power with respect to such shares.

                  (c)         Richmond III acquired 1,114,866 shares of Series E
convertible preferred stock of the Company at a purchase price of approximately
$1.50 per share on July 16, 2004. Such shares of Series E convertible preferred stock are convertible into shares of Common Stock of the Company. Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the past 60 days from July 16, 2004.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A         Agreement of Joint Filing, dated December 11, 2006, by and among Peter Kellner, Richmond I, LLC and Richmond III, LLC

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

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Dated:  December 11, 2006

                                   /s/ Peter B. Kellner
                                   ---------------------------------------
                                   PETER KELLNER

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                                   RICHMOND I, LLC

                                   By: /s/ Peter B. Kellner
                                       -----------------------------------
                                       Peter Kellner, Managing Director

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                                   RICHMOND III, LLC

                                   By: /s/ Peter B. Kellner
                                       -----------------------------------
                                       Peter Kellner, Managing Director

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                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of
1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of Critical Path, Inc., and that this
Agreement be included as an attachment to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 11th day of December 2006.

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                                    /s/ Peter B. Kellner
                                    ---------------------------------------
                                    PETER KELLNER

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                                    RICHMOND I, LLC

                                    By: /s/ Peter B. Kellner
                                        -----------------------------------
                                        Peter Kellner, Managing Director

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                                    RICHMOND III, LLC

                                    By: /s/ Peter B. Kellner
                                        -----------------------------------
                                        Peter Kellner, Managing Director

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